SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan year ended December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-12181-01

  A.
  Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Protection One 401(k) Plan

  B.
  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    WESTAR ENERGY, INC.
    (FORMERLY WESTERN RESOURCES, INC.)
    818 S. Kansas Avenue
    Topeka, KS 66612

    PROTECTION ONE, INC.
    818 S. Kansas Avenue
    Topeka, KS 66612

PROTECTION ONE 401(K) plan

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at the End of Year)	8

Note:	Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of
    Protection One 401(k) Plan:

        We have audited the accompanying statements of net assets available for benefits of Protection One 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kansas City, Missouri
May 22, 2003

PROTECTION ONE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Investments, at fair value (Note 3):
Mutual Funds	$15,083,371	$16,086,948
Protection One Common Stock Fund	713,390	685,424
Westar Energy Common Stock Fund	118,569	192,476
Loan Fund	826,536	667,918

Total investments	$16,741,866	$17,632,766

Contributions receivable:
Employer	15,180	11,059
Participant	39,683	29,212

Total receivables	54,863	40,271

Total assets	16,796,729	17,673,037
LIABILITIES:
Refunds payable and excess contributions	1,494	58,838

NET ASSETS AVAILABLE FOR BENEFITS	$16,795,235	$17,614,199

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS:
Interest and dividend income	$321,606

Contributions:
Employer	1,103,691
Participant	3,123,981
Rollovers	249,263

Total contributions	4,476,935

Transfers to the plan	613,084

Total additions	5,411,625

DEDUCTIONS:
Benefits paid to participants	3,090,955
Net depreciation in fair value of investments	3,067,948
Administrative expenses	63,430

Transfers from the plan	8,256

Total deductions	6,230,589

Net decrease	(818,964)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	17,614,199

End of year	$16,795,235

See notes to financial statements.

PROTECTION ONE 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1.     DESCRIPTION OF PLAN

        General—The Protection One 401(k) Plan (the "Plan"), was adopted to provide eligible employees of Protection One Alarm Monitoring, Inc. (the "Employer") and other participating employers a method to provide for retirement and other related benefits. The Plan was restated effective July 1, 1998 and is administered by the retirement committee (the "Committee") appointed by the Employer. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        The Plan is a defined contribution plan established in accordance with Section 401(a) of the Internal Revenue Code ("IRC") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All Protection One Alarm Monitoring, Inc., employees become eligible to participate at the beginning of any calendar month after completion of 90 days of service.

        Due to the sale of AVOne, Inc. ("AVOne") and Protection One Data Services, Inc. ("PODS") from Westar Energy, Inc., the Parent of the Employer, to the Employer on June 1, 2002 and July 1, 2002, AVOne and PODS, respectively, adopted the Plan.

        Contributions—During each plan year, participants may contribute up to 16 percent of pretax compensation as defined in the Plan. Effective July 1, 2002, participants may contribute up to 50 percent of pretax compensation. Effective January 1, 2002, all employees who are eligible to make elective deferrals under this Plan and have attained age 50 shall be eligible to make catch-up contributions in accordance with the Plan document. Catch-up contributions shall not be taken into account for purposes of Employer matching contributions. Participants may also contribute amounts representing distributions from other qualified employee benefit Plans. Participants direct the investment of their contributions and Employer contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds and two Company stock funds as investment options for participants. The Employer will make a matching contribution to the Plan equal to a percentage (to be determined by the Board of Directors of the Employer in its discretion) of the pre-tax contributions made to the Plan for such pay period (disregarding any portion of such pre-tax contributions in excess of 6 percent of such participant's basic compensation, as defined by the Plan for such pay period). Matching contributions may be made in the form of either cash or common stock of the Employer. Additional amounts may be contributed at the option of the Employer. Contributions are subject to certain limitations.

        Vesting—Each participant has a fully vested and nonforfeitable interest in all voluntary contributions, rollover contributions, and income earned thereon. Participants transferring accounts from the Westar Energy, Inc. Employees' 401(k) Savings Plan shall be 100% vested in their Employer Matching Account.

        Participants who terminate service for reasons other than normal retirement, death, or permanent disability prior to the completion of five years of service will forfeit the nonvested portion of Employer contributions to their account. Participants vest in Employer contributions according to the following schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

        Forfeited Accounts—At December 31, 2002 forfeited nonvested accounts totaled $18,618. The balances in these accounts will be used to restore any forfeited employer matching accounts, reduce future employer contributions or to pay administrative expenses of the Plan. During 2002, the Employer utilized $45,255 of forfeited account balances to reduce its contributions and $63,400 was used to pay Plan expenses.

        Participant Loans—Participants may borrow from their fund accounts an amount equal to the lesser of 50 percent of the participant's vested account balance or $50,000. All loans must be repaid in equal installments on not less than a quarterly basis over a five-year period or in excess of five years for the purchase of a primary residence. The loans are collateralized by up to 50% of the participant's vested account balance and bear interest at a rate consistent with interest rates charged by commercial entities for loans which would be made under similar circumstances. Principal and interest are paid through payroll deductions. Interest rates on outstanding participant loans ranged from 5.1 percent to 10.5 percent as of December 31, 2002.

        Participant Accounts—Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and an allocation of plan earnings, any additional Employer contributions and charged with an allocation of administrative expenses, if paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Payments of Benefits—Benefits are recorded when paid. At December 31, 2002, all benefit claims submitted prior to year-end were paid. On termination of service due to death, permanent disability, or normal retirement, a participant will be entitled to 100 percent of the value of their account balance, including employer contributions and earnings thereon. Payment of benefits may be in the form of lump-sum distributions or in other forms as provided for in the Plan document. If the participant's account has ever exceeded $5,000, the participant (and spouse, if applicable) must give written consent before the distribution may be made.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The Plan's financial statements have been prepared on the accrual basis of accounting.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a possibility that changes in the Protection One and Westar Energy common stock could occur and affect the amounts reported in the statements of net assets available for benefits.

        Investment Valuation and Income Recognition—Investments of the Plan are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Protection One common stock fund and the Westar Energy common stock fund are valued at its year-end unit closing price. Participant loans are carried at cost which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

        Refunds Payable and Excess Contributions—Refunds payable and excess contributions represent amounts deferred from the salaries of participants in excess of those allowed by ERISA, as well as the related matching Employer contributions, that will be returned to the participants and the Employer.

3.     INVESTMENTS

        The following investments represent 5 percent or more of the net assets available for benefits at December 31:

	2002	2001
Vanguard 500 Index Fund	$3,451,852	$3,958,454
Vanguard PRIMECAP Fund	3,094,002	3,811,952
Vanguard Wellington Fund	2,114,357	2,136,435
Vanguard Windsor Fund	2,177,900	2,419,167
Vanguard Total Bond Market Index Fund	1,378,728	998,379
Vanguard Prime Money Market Fund	2,126,887	2,051,529

        During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,067,948 as follows:

Mutual funds	$(2,811,307)
Protection One Common Stock Fund	(191,400)
Westar Energy Common Stock Fund	(65,241)

$(3,067,948)

4.     TAX STATUS

        The Internal Revenue Service has determined and informed the Employer by a letter dated January 7, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in these financial statements.

5.     PLAN TERMINATION

        Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their Employer contributions.

6.     TRANSFERS TO/FROM THE PLAN

        Due to AVOne and PODS' adoption of the Plan on June 1, 2002 and July 1, 2002, respectively, these participants' accounts totaling $613,084 were transferred from a qualified defined contribution plan, the Westar Energy, Inc. Employees' 401(k) Savings Plan, to this Plan. Also, accounts totaling $8,256 were transferred from the Plan to the Westar Energy, Inc. Employees' 401(k) Savings Plan.

7.     RELATED-PARTY TRANSACTIONS

        The Plan invests in shares of mutual funds sponsored and managed by Vanguard. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Protection One common stock fund and the Westar Energy common stock fund hold shares of the Employer and the parent of the Employer, respectively. These transactions also qualify as party-in-interest transactions.

8.     SUBSEQUENT EVENTS

        On January 1, 2003 and March 19, 2003, PODS and AVOne were sold back to Westar Energy, Inc. These participants will have a balance under this plan until they elect to roll it over to the Westar Energy, Inc. Employees 401(k) Savings Plan.

        On May 1, 2003, the Safeguard Alarm, Inc. 401(k) Profit Sharing Plan was merged into the Plan and on August 1, 2003, the Centennial Security Holdings 401(k) Profit Sharing Plan is scheduled to be merged into the Plan.

******

PROTECTION ONE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity, Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Current Value
*	Franklin Balance Sheet Investment Fund	Registered Investment Company	1,048	$38,882
*	Vanguard 500 Index Fund	Registered Investment Company	42,537	3,451,852
*	Vanguard Explorer Fund	Registered Investment Company	519	23,626
*	Vanguard International Growth Fund	Registered Investment Company	55,686	677,137
*	Vanguard Prime Money Market Fund	Registered Investment Company	2,126,887	2,126,887
*	Vanguard PRIMECAP Fund	Registered Investment Company	80,031	3,094,002
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	132,825	1,378,728
*	Vanguard Wellington Fund	Registered Investment Company	86,089	2,114,357
*	Vanguard Windsor Fund	Registered Investment Company	181,492	2,177,900
*	Protection One Common Stock Fund	Company Stock Fund	184,816	713,390
*	Westar Energy Common Stock Fund	Company Stock Fund	26,705	118,569
*	Loan Fund	Loans to participants with interest rates ranging from 5.1%-10.5%, various maturity dates		826,536

	Total			$16,741,866

*
Represents a party-in-interest to the Plan.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee for the Protection One 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Protection One 401(k) Plan

By:	/s/ DARIUS G. NEVIN Darius G. Nevin	Chief Financial Officer	Date:	June 27, 2003